FOR IMMEDIATE RELEASE **FOR IMMEDIATE RELEASE**

November 7, 1996
Frederick, Maryland

BREWER ANNOUNCES THIRD QUARTER RESULTS; NEW BREWERY PROGRESS AND MARKETING CAMPAIGN

         Frederick Brewing Co., the brewer of Blue Ridge beer, will report a third quarter 1996 loss of $475,018 ($0.24 per share) compared to net income of $26,186 (0.02 per share) for the corresponding quarter of 1995. The year-to-date 1996 loss increased to $1,117,314 ($0.68 per share) compared to a loss of $88,303 ($0.07) for the first nine months of 1995. The per share calculations were affected by an increase in the number of shares outstanding as the result of the Company's initial public offering in March of 1996. The loss reflects planned increases in overhead expenses associated with expanding sales and management staffing, production of new marketing materials, the increased professional fees, insurance and other costs associated with being a public company and higher production costs associated with a contract brewing arrangement with a non-owned brewery (which was terminated as of September 30); as well as an expense associated with adjusting certain accounts payable cut-offs and a below-cost sale of dated and returned beer to a liquidator in Nevada.

         Gross revenues for the quarter were $506,450, an increase of 3.8% over the $492,445 recorded in the third quarter of 1995 on shipments of 2998 barrels, a 10.5% increase over 1995 shipments of 2713 barrels. Gross revenues for the first nine months of 1996 were $1,375,302, an increase of 2.1% over the $1,346,644 in the same period in 1995, on shipments of 7,975 barrels, an increase of 4.9% over 1995 sales of 7,603 barrels. Shipments continue to be constrained by the lack of production capacity -- finished goods inventories at September 30 were 461 barrels, about 14 days' shipments, down from 1085 barrels at June 30, 1996, indicating that the Company was selling all the beer it was capable of producing in its current facilities. Depletions (sales by the Company's wholesale distributors) in the core markets of Maryland and Washington, DC increased by nearly 15% over the same period in 1995, reflecting the Company's success in increasing market share in its core market, while sales to several markets, including Chicago and New Jersey, were suspended to allow the Company to meet increased demand in its core markets


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and in preparation for aligning its distribution with stronger wholesalers when the Company's new brewery comes on line.

NEW BREWERY NEARS COMPLETION

         CEO Kevin Brannon also announced that the first of about 25 truckloads of new brewery equipment began to arrive at the Company's new brewery in September. According to Brannon, the remaining new equipment is scheduled to arrive by December 10th. Installation of the equipment should be complete by December 31st. Barring unforeseen problems, management anticipates shipping up to 1,000 barrels of beer from the new brewery by the end of January. The Company's offices will move the new facility during the month of February. Extremely wet spring and summer weather delayed building construction by six to eight weeks. The building is now under roof, however, and further weather-related delays should not be significant. The new brewery immediately expands the Company's production capacity by 500% to nearly 50,000 barrels per year and can be further expanded to nearly 170,000 barrels.

         In a related development, the company has decided to close its existing brewery in downtown Frederick as soon as practicable after the new brewery is operational, in order to permit management and employees to focus on the start-up of the new brewery and because production costs at the new brewery are expected to be much lower than at the current brewery. The existing equipment will be sold for cash, but the company will take a significant fourth quarter charge, reflecting the write-off of undepreciated leasehold improvements and equipment.

ADVERTISING, MARKETING AND SALES CAMPAIGNS MOVING INTO HIGH GEAR

         Company president Marjorie McGinnis also announced that the company has been meeting with numerous new wholesale distributors and intends to establish statewide distribution in the states of New York, New Jersey, Pennsylvania, Virginia, North Carolina, Florida, Ohio and West Virginia in those markets by mid-January. She stated that she expects to establish new distribution in 29 additional states by the beginning of the fourth quarter of 1997. The company plans to fill seven new outside sales positions by January and nine more positions, for a total of 21, by the fourth quarter of 1997 in order to provide sales support in the new markets.


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         McGinnis also said the company has retained a Baltimore advertising agency, Gray Kirk Van Sant to develop the first direct-to-consumer advertising campaign for "Blue Ridge." A test of the humorous campaign, whose theme is "Beer With A Conscience" will begin with radio, billboards, Metro car cards and print advertising in November and December in both the Baltimore and Washington, DC markets. If successful, the company plans to expand the campaign to 11-13 additional metropolitan markets during the first quarter of 1997. McGinnis said the company's strategy is to provide Blue Ridge wholesalers and retailers with high levels of marketing, sales and advertising support to differentiate the brand in an increasingly crowded marketplace, where most competitors continue to rely largely on word of mouth to promote sales.



For More Information, Contact:

Kevin Brannon or Marjorie McGinnis
Frederick Brewing Co.
(301)694-7899 or fax (301)694-2971